Air Transport Services Group
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Air Transport shareholder since 2017.

Please Support Item #4 Managing Climate Risk Through Science-Based Targets and Transition Planning

To Air Transport Services Group Shareholders:

I ask shareholders to vote FOR Item 4 at the Air Transport Services shareholder meeting on May 22, 2024. The proposal asks Air Transport Services Group (“Air Transport” or “the Company) to set science-based greenhouse gas (GHG) reduction targets and disclose how it plans to meet those targets by developing a climate transition plan.

RESOLVED: Shareholders request that Air Transport issue near and long-term science-based greenhouse gas reduction targets aligned with the Paris Agreement’s ambition of limiting global temperature rise to 1.5ºC and summarize plans to achieve them.

SUPPORTING STATEMENT: In assessing targets, we recommend,

•	Taking into consideration approaches used by advisory groups like SBTi;

•	Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups such as the Task Force for Climate-Related Financial Disclosures, CDP, Transition Plan Taskforce, and the We Mean Business Coalition;

•	Consideration of supporting targets for renewable energy, energy efficiency, supply chain engagement, electrification and other measures deemed appropriate by management.

Summary:

1.	Air Transport’s climate risk mitigation strategy is not aligned with the Paris Agreement and related legislative efforts to limit warming to 1.5 ºC.
2.	Full emissions disclosure, science-based targets, and developing a transition plan will help Air Transport prepare for upcoming regulatory changes.
3.	Air Transport’s emissions goals are not on par with those of its largest clients, which may negatively affect its reputation and client demand for its services.

Rationale for a “YES” vote

To limit warming to 1.5º C and prevent the worst physical impacts of climate change on businesses such as Air Transport, emissions must be reduced 50% by 2030 and reach net zero by 2050. Investors require clear information about how companies are aligning their climate ambition with global, federal, and/or clients’ emissions goals – and in doing so, minimizing material financial risks to the business and investor portfolios.

1)	Air Transport’s climate risk mitigation strategy is not aligned with the Paris Agreement and related legislative efforts to limit warming to 1.5 ºC.

In its 10-K, Air Transport states it “may be negatively affected by global climate change or by legal, regulatory or market responses to such climate change”.1 The Company cites numerous already implemented and proposed efforts to reduce GHG emissions including the Paris Climate Accord, the E.U.’s Emissions Trading System, and ICAO’s Carbon Offsetting and Reduction Scheme for International Aviation. The United States also has also committed to a 50-52% reduction in GHG emissions by 2030 and net zero by 2050 as part of its nationally determined contribution (NDC).

Setting goals and working to align Air Transport’s business with a 1.5 ºC-aligned economy can help insulate the Company from transition risks related to these and other proposed legislation. Indeed, the Task Force on Climate-related Financial Disclosures (TCFD) was developed by the Financial Stability Board to identify types of information companies should disclose to investors on risks related to climate change. The TCFD states “organizations that have made GHG emissions reduction commitments [or] operate in jurisdictions that have made such commitments... should describe their plans for transitioning to a low-carbon economy.”2

Aligning with the goals of the Paris Agreement, the United States’ nationally determined contribution, and other rules may even benefit the Company financially in the near- as well as long-term. For example, in the E.U., Air Transport is already submitting emissions allowances annually and, if those allowances are exceeded, the Company must purchase additional allowances on the open market.3

2)	Full emissions disclosure, science-based targets, and developing a transition plan will help Air Transport prepare for upcoming regulatory changes.

Air Transport discloses scope 1 emissions as indicated in its opposition statement; however, it does not disclose scope 2 or 3. The SEC’s rule to enhance and standardize climate-related disclosure for investors requires scope 1 and 2 disclosure of all publicly listed U.S. companies.4 Going further, California has enacted a law that will require all companies with over $1 billion in annual revenue doing business in California to disclose full scope 1, 2 and 3 emissions footprints.5 Complete emissions disclosure ensures companies are fully identifying climate-related risks and builds investors’ confidence in the management of those risks.

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1 https://www.sec.gov/ix?doc=/Archives/edgar/data/894081/000089408124000016/atsg-20231231.htm

2 https://assets.bbhub.io/company/sites/60/2021/07/2021-Metrics_Targets_Guidance-1.pdf

3 https://www.sec.gov/ix?doc=/Archives/edgar/data/894081/000089408124000016/atsg-20231231.htm

4 https://www.sec.gov/files/rules/final/2024/33-11275.pdf

5 https://leginfo.legislature.ca.gov/faces/billNavClient.xhtml?bill_id=202320240SB253

The Company indicates that two of its airlines are committed to net zero by 2050 due to their membership in the International Air Transport Association. However, those airlines do not have interim targets nor a transition plan for how they will achieve these goals. Moreover, the parent company itself, Air Transport, has none of these commitments, targets, nor a transition plan to achieve them. The Federal Supplier Climate Risks and Resilience Proposed Rule would require “major” federal contractors with over $50 million in government contracts to disclose annual GHG emissions for scopes 1-3, disclose climate risks management strategies, and set a 1.5 ºC-aligned emissions reduction target through the Science Based Targets initiative (SBTi).6 Critically, under the Proposed Rule, contractors may be determined a “nonresponsible” company for failure to comply and thus ineligible for contract awards.7 By contrast, almost 8,000 companies have set, or committed to set, science-based emissions reduction targets through the SBTi. This includes major airlines American, Delta, JetBlue, United, and Cargojet.

In its opposition statement, the Company says exact legal requirements and timelines for compliance remain unknown but nonetheless, in its 10-K, Air Transport states, “the cost to comply with new and potential environmental laws and regulations could be substantial” citing proposed rules from the EPA, U.S. Congress, and individual states.8 Preparatory action to align Air Transport’s business with 1.5 ºC now could reduce regulatory shock for the Company as these and similar policy proposals continue to advance.

3)	Air Transport’s emissions goals are not on par with those of its largest clients, which may negatively affect its reputation and client demand for its services.

In its 10-K, Air Transport states that increased awareness about GHG emissions by companies could “harm our reputation and reduce demand for our services.” The U.S. Department of Defense (DoD) comprised 30% of Air Transport’s consolidated revenues for 2023. Proposed updates to the Federal Acquisition Regulation as described above (that covers DoD spending) would require major government contractors to set science-based emissions reduction targets. Another large customer, DHL, has already set a near-term target with the SBTi and is committed to net zero. Yet another, Amazon, has committed to net zero by 2040 – 10 years earlier than the Paris Agreement. For clients to achieve their goals, they will seek providers with science-based emissions goals and robust transition plans to achieve them.

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6 https://www.sustainability.gov/federalsustainabilityplan/fed-supplier-rule.html

7 https://www.babstcalland.com/news-article/dod-gsa-and-nasa-propose-climate-related-disclosures-for-federal-suppliers/

8 https://www.sec.gov/ix?doc=/Archives/edgar/data/894081/000089408124000016/atsg-20231231.htm

Vote “Yes” on Shareholder Proposal No. 4

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.